OceanTech Acquisitions I Corp.

515 Madison Ave., Suite 8133

New York, NY 10022

December 29, 2023

VIA EDGAR SUBMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

RE:	OceanTech Acquisitions I Corp. (the “Company”)
Registration Statement on Amendment No. 4 to Form S-4 (the “Registration Statement”)
Filed December 29, 2023
File No. 333-273186

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 4:30 P.M. Eastern time on December 29, 2023, or as soon thereafter as practicable.

Please contact Andrew Tucker at (202) 689-2987 or Tiffany Weatherholtz at (404) 322-6439 of Nelson Mullins Riley & Scarborough LLP with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

OCEANTECH ACQUISITIONS I CORP.

By: /s/ Suren Ajjarapu
Name: Suren Ajjarapu
Title: Chief Executive Officer and Chairman